UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                         [X] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR

    For Period Ended:     SEPTEMBER 30, 1997

    [  ] Transition Report on Form 10-K
    [  ] Transition Report on Form 20-F
    [  ] Transition Report on Form 11-K
    [  ] Transition  Report on Form 10-Q
    [  ] Transition Report on Form N-SAR
    For Transition Period Ended:_______________
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

NOT APPLICABLE
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Part I - Registrant Information
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         Full Name of Registrant: WIRELESS CABLE & COMMUNICATIONS, INC.

         Former Name if Applicable          N/A
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         Address of Principal Executive Office: 102 West 500 South, Suite 320

         City, State and Zip Code: SALT LAKE CITY, UTAH 84101
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Part II--RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative Response
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         State below in reasonable  detail the reasons why Form 10-K and 10-KSB,
20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
SEE ATTACHED SHEET.
                                                 (Attach Extra Sheets if Needed)
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Part IV - Other Information
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          (1) Name and  telephone  number of person to contact in regard to this notification.

               Scott R. Carpenter, ESQ.                      (801) 532-1234
                  (Name)                                    (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                            (X) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            ( ) Yes  (X) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.


                      WIRELESS CABLE & COMMUNICATIONS, INC.
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     NOVEMBER 14, 1997                 By:  /s/Anthony Sansone
                                                --------------------
                                            Name:  Anthony Sansone
                                            Title:    Secretary and Treasurer

                                   ATTACHMENT

Part III Narrative Response

         Registrant employs a very limited management and accounting staff. During the past several weeks, Registrant's chief financial officer and other accounting personnel have been in Central and South America, where the Registrant conducts its primary business operations. These personnel are responsible for preparing the financial information contained in Registrant's filings and, because they did not have access to Registrant's financial information while they were outside of the United States, the Registrant was unable to prepare its Form 10-QSB without unreasonable expense or effort. Registrant's accounting personnel are currently preparing the Form 10-QSB, which should be filed within the period specified under Rule 12b-25 for filing reports on Form 10-QSB.